

October 7, 2014

Via E-mail
Mr. Peter Halt
Chief Financial Officer
Rovi Corporation
2830 De La Cruz Boulevard
Santa Clara, California 95050

> **Re: Rovi Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 12, 2014**
> **File No. 0-53413**

Dear Mr. Halt:

We have reviewed your letter dated September 19, 2014 in connection with the above-referenced filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 8, 2014.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 1. Business, page 3

Intellectual Property Rights, page 10

1.   We note your response to prior comment 2 and the statement that you license your patents on a portfolio basis and you do not derive a material amount of revenue from a limited amount of patents. Given the significance of your patents to your business, please nonetheless consider expanding your disclosure pursuant to Item 101(c)(1)(iv) of Regulation S-K in future filings to provide more meaningful disclosure regarding the duration of your patents held, for example, by briefly describing the nature of your most

significant patent portfolios and disclosing the range of the expiration dates of the patents within such portfolios.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37

2.   We note your response to our prior comment 4 which provides a breakdown of revenue by revenue stream for fiscal 2013. Supplementally provide us with a breakdown of revenue by stream for each period included in the filing that was not provided in your prior response (i.e., fiscal 2012 and 2011). While we note in your response that you believe the disclosure on pages 38 and 39 includes a discussion of each of your material revenue streams, the discussion aggregates some of the revenue streams. Please tell us your consideration for including a discussion of any material changes in your revenue streams on a disaggregated basis in future filings.

Item 8. Financial Statements and Supplementary Data

Revenue Recognition, page F-10

3.   Your response to our prior comment 7 addresses your consumer electronics (CE) interactive program guides (IPGs) and the company's consideration of why you believe your products do not fall under the industry specific guidance for software revenue recognition. Clarify whether this analysis also applies to your service provider IPGs. If so, tell us how you considered the postcontract customer support provided to these service providers in evaluating your accounting for these arrangements under ASC 985-605-15. If not, please explain why you believe your service provider IPGs do or do not, fall under the industry specific guidance for software revenue recognition.

4.   We note you response to our prior comment 8 where you state that you will supplement your existing disclosure with the additional information related to the significant factors used to determine Best Estimate of Selling Price (BESP) included in your response. It is not clear from your response where you intend to provide this supplemental disclosure (i.e., critical accounting policies, financial statements footnotes, etc.). As such, supplementally confirm that you will include this information in the footnotes to your financial statements in future filings.

Note 14. Income Taxes, page F-30

5.   Supplementally quantify each of the three elements detailed in your response to our prior comment 10, which impacted the line item "tax impact on foreign operations" in your effective income tax rate reconciliation table. As part of your response, tell us your consideration for providing further quantitative breakdown of this line item in your disclosure, as well as a qualitative discussion explaining the nature of the items included in this line item. Refer to Rule 4-08(h)(2) of Regulation S-X and ASC 740-10-50-14.

You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ji Shin, Staff Attorney, at (202) 551-3579 or Katherine Wray, Attorney-Advisor, at (202) 551-3483. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief